Angeles Income Properties, Ltd. 6

55 Beattie Place, P.O. Box 1089

Greenville, SC 29602

January 14, 2010

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, NE

Washington, D.C.  20549

Attn:  Ms. Cicely LaMothe and Ms. Yolanda Crittendon

Re:      Angeles Income Properties, Ltd. 6

            Form 10-K for the year ended December 31, 2008

            Form 10-Q for the quarter ended September 30, 2009

            File No. 0-16210

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Angeles Income Properties, Ltd. 6 (the “Partnership”), in a letter dated December 30, 2009.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

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Form 10-Q for the quarter ended September 30, 2009

Financial statements and Notes

Note E – Investment Properties

1.      Comment:  We note that the sales contract to sell Lazy Hollow Apartments for approximately $17.5 million was later terminated.  Refer to the Form 8-K filed on November 3, 2009.  We note that although the sales contract was amended it still appeared to include the sale of Lazy Hollow Apartments.  Please explain the discrepancy between your disclosures.  To the extent the sale of Lazy Hollow Apartments was terminated, explain to us your consideration in disclosing such information in an amended Form 8-K.

Response:  The Partnership did enter into a Purchase and Sale Contract (the “Purchase Contract”) on September 25, 2009 to sell Lazy Hollow Apartments to a third party, Standard Portfolios LLC (the “Purchaser”).  This Purchase Contract was disclosed in a filing on Form 8-K on October 1, 2009.  On October 28, 2009, the Partnership and the Purchaser entered into a first amendment to the Purchase Contract pursuant to which certain terms and conditions of the Purchase Contract were amended.  The terms and conditions of this amendment were disclosed in the Partnership’s filing of a Form 8-K on November 3, 2009.  On November 13, 2009, the Purchaser delivered written notice of its election to terminate the Purchase Agreement and the Purchase Agreement was terminated pursuant to its terms.  Given the timing of the termination on November 13, 2009 and the Partnership’s disclosure of this termination in Note E to the financial statements in its quarterly report on Form 10-Q filed on November 16, 2009, the Partnership determined that the filing of a separate Form 8-K was not necessary under section B.3 of the General Instructions to Form 8-K.

  We also note that the Partnership did not account for its investment in Lazy Hollow Apartments and Homestead Apartments as held for sale as it did not meet the criteria stipulated in FASB ASC 360-10-45.  Please tell us the specific criteria that prohibited you from accounting for these properties as held for sale.

Response:  The Partnership did not classify its investments in Lazy Hollow Apartments and Homestead Apartments as held for sale at September 30, 2009 because they did not meet all of the criteria specified in FASB ASC 360-10-45-9.  Specifically, the Partnership's general partner had not assessed the sale of Lazy Hollow Apartments as probable of completion within one year.  Additionally, the general partner believed the actions required to complete the sale could result in significant changes to the contract or the termination of the sales contract altogether.  Regarding Homestead Apartments, the Partnership’s general partner had not committed to a plan to sell these assets at September 30, 2009 and the general partner had not assessed this sale as probable for completion within one year.

Initial real estate sales contracts similar to the contracts on Lazy Hollow Apartments and Homestead Apartments afford the potential buyer a period of time to perform due diligence on the property or properties and generally may be terminated by the buyer during that period of time for various reasons with no financial penalty.  In the general partner's experience, initial contracts are often terminated by the buyer or result in revised offer prices that the general partner may or may not accept.  Based on its prior experience, absent mitigating circumstances such as specific knowledge of and experience with a buyer, the general partner typically does not assess sales as probable of completion within one year when there are significant contingencies in the contract (e.g. lender approval of loan assumptions and no approved alternate sources of financing) or when the buyer does not have significant financial risk associated with terminating a contract (e.g. no significant nonrefundable deposit or deposits conditional on financing).

Although Lazy Hollow Apartments was under contract for sale at September 30, 2009, the transaction had not received the required lender approval for the buyer's assumption of the property's mortgage loan and the buyer had not provided a nonrefundable deposit associated with the sale.  Lazy Hollow Apartments is no longer under contract and the general partner currently does not believe the sale of this property will be completed within one year.  Based on the foregoing, as of September 30, 2009, the general partner believed that there could be significant changes to the plan to sell the asset and that the plan to sell the asset could be withdrawn and the general partner had not assessed this sale as probable for completion within one year.

The Partnership entered into a contract for the sale of Homestead Apartments on October 26, 2009 and through the date the Partnership’s Form 10-Q was filed the contract was in the due diligence period during which the buyer could terminate the contract for any reason without significant financial penalty.  Homestead Apartments remains under contract; however, significant contingencies associated with the sales contract have yet to be resolved and the buyer has not provided a significant nonrefundable deposit.  As of September 30, 2009, the general partner had not committed to a plan to sell the property and as of September 30, 2009, as well as the date the Partnership filed its Form 10-Q for the nine months ended September 30, 2009, the general partner had not assessed the sale of this property as probable for completion within one year.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Senior Director, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

                                                                        /s/ Stephen B. Waters

Stephen B. Waters

Senior Director

Angeles Realty Corporation II as the general partner of Angeles Income Properties, Ltd. 6